September 17, 2014

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re: Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Ladies and Gentlemen:

On behalf of Allianz Funds Multi-Strategy Trust, a Massachusetts business trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 69 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being submitted in connection with the Trust’s registration of Class P shares of AllianzGI Best Styles Global Equity Fund and AllianzGI Best Styles U.S. Equity Fund.

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for Class P shares of AllianzGI Best Styles Global Equity Fund and AllianzGI Best Styles U.S. Equity Fund; and

2.	The Statement of Additional Information of the Trust.

The Trust expects to file an amendment pursuant to Rule 485(b) (the “485(b) Amendment”) under the Act on or prior to the effective date of this Amendment in order to include updated financial information. The Trust notes that Post-Effective Amendment No. 63 (“Amendment No. 63”) to the Registration Statement was filed on August 4, 2014 to register Class R6 and Institutional Class shares of AllianzGI Best Styles U.S. Equity Fund, a new series of the Trust, and to register Class A and Institutional Class shares of each of AllianzGI Emerging Markets Consumer Fund and AllianzGI Emerging Markets Small-Cap Fund, each a new series of the Trust. Based on communications between Amy Miller of the disclosure staff of the Securities and Exchange Commission and George Baxter of Ropes & Gray LLP, counsel to the Trust, the Trust currently expects to delay the effectiveness of Amendment No. 63 such that Class R6, Institutional Class and Class P shares of AllianzGI Best Styles U.S. Equity Fund each become effective at the same time, via the 485(b) Amendment.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7748) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ George G. Baxter

George G. Baxter, Esq.

cc:	Julian Sluyters

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Maureen A. Meredith, Esq.

Justin Hebenstreit, Esq.